September 23, 2010

Ms. Sandra DaDalt
Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

Re: Sun Life of Canada (U.S.) Variable Account F: Initial Registration
        Form N-4 Filing (SEC Nos. 333-168741 & 811-05846)

Dear Ms. DaDalt,

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on August 11, 2010. Based on our review, we are providing the following comments. Page references are based on the red-lined, courtesy copy of the filing provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

1.   *Cover Page.*
a.   Available Funds Statement. Please delete the bold statement immediately below the fund list or revise the cross-reference. The corresponding section of the prospectus contains no disclosure explaining this statement.

b.   Items 1(a)(v) and (vii). The disclosure responsive to these requirements must appear on the outside front cover page of the registration statement. *See* Items 1(a)(v), (vii). *See* also Rule 481(b)(1) of the 1933 Act.

2.   *Product Highlights (pp.5-7).*
a.   Fees and Expenses. Please indicate that the term "free transfers" refers to transferring contract value among the underlying funds. As written, there is no context for the reference.

b.   Optional Living Benefit. Please indicate the nature of the conditions that are required for lifetime income when the contract value is zero (*e.g.*, conditions related to when and how a contractowner withdraws value from the Contract).

c.   Death Benefit. Please clarify the "cash Surrender Value" basic death benefit for owners 85 or younger on the Open Date. We note that "cash Surrender Value" is not a defined term, and the glossary definition of "Surrender Value" does not explain how this value is calculated. Under what circumstance could it ever be higher than Account Value? Please clarify. Also, in the glossary or prospectus narrative, identify the values upon which Surrender Value is based and explain how it is calculated.

3.   *Periodic Fee Table (p. 8).* Given that the Sun Income Advisor ("SIA") Option is the only living benefit offered in this contract and the maximum charge is identified, the line item below it (*i.e.*, "Maximum Annual Charge for an Optional Living Benefit") is unnecessary. Please delete it. Also, in the bold line item showing maximum contract charges on the most expensive contract offered, please use the option's name rather than "**an Optional Living Benefit**." Please describe fee table figures using defined terms and specific, named values whenever possible.

4. ***Portfolio Fee Table (p.8).*** The reference to the year and the fee waivers should be moved to the paragraph directly below the minimum and maximum fees. Also, please delete the last 2 sentences of the preamble as that information is repeated in the subsequent paragraph.

5. ***Fee Table Footnotes (pp. 8-9).*** To avoid confusion, please delete the word "currently" in the 2nd sentence of Footnote 1. The clause "we may deduct" is sufficient. Also, in Footnote 4, please substitute a more appropriate cross-reference or revise the cross-referenced narrative so it explains the adjustments to which the footnote refers.

6. ***Expense Example (p. 9).*** Please limit the unessential information in the 2nd paragraph of the example preamble so readers can focus on the required disclosure. The 2nd and 3rd sentences are unnecessary because (a) the initial disclosure already says the examples assume maximum possible fees for a contract with the most expensive combination of standard and optional features; and (b) there is only one optional benefit charge that could be added. Also, please move the two fee waiver sentences to the paragraph below the examples as they are related to and support the last sentence.

7. ***The Annuity Contract (p. 10).*** The purpose of the last paragraph in this section is unclear. If some brokers determine an optional benefit is unsuitable for purchasers above a certain age and will not sell the option in those circumstances, please recast this disclosure in terms of suitability. Otherwise, please (a) revise this paragraph to clarify the relationship between the purchaser's age and the one optional feature a broker/dealer may offer, and (b) in EDGAR correspondence, please confirm to the Staff that all broker/dealers will offer the contract with the SIA Option described in the prospectus if suitable to the purchaser.

8. ***Communicating to Us About Your Contract (pp. 10-11).***
a. Constructive Receipt. The constructive receipt disclosure is not sufficiently clear for an investor to know precisely when a requested transaction will be priced. Please clarify that all financial transaction requests and payments provided to a broker who is an agent for Sun Life must be submitted before the close of regular trading on the New York Stock Exchange to receive that day's price.

b. Contractowner Instructions. Please disclose whether a contractowner may communicate transfer instructions or other financial requests by telephone or other electronic means (*i.e.*, internet). If not, please disclose how an investor can locate those broker-dealers who may submit transaction requests electronically per the disclosure on page 11.

9. ***Electronic Account Information (p. 11).*** Please confirm that, when the registration statement is effective, the website provided in this section will be a "live" link to the specific URL for the optional electronic delivery service indicated in the disclosure. The Staff was unable to access the information indicated via that link.

10. ***The Variable Account (pp. 11-12).*** In the last sentence of the 2nd paragraph, please clarify that the SIA benefit payment guarantees are general account obligations, not separate account obligations and summarize the reason that distinction may matter to a contractowner.

11. ***The Fixed Account Options: The DCA Periods (pp. 13-14).*** The current disclosure does not convey that a claim for optional benefits in excess of contract value allocated to the separate account is subject to the claims of Registrant's other creditors. Please include this concept in plain English. Also, in the last paragraph, please cross-reference the prospectus section that tells investors how to find the current Guaranteed Interest Rates.

12. *Issuing Your Contract (p. 14).* If the application is incomplete, is the issue date still the day the Registrant received the initial purchase payment, or is it the day Sun Life receives all the information necessary to complete the application? Please clarify.

13. *Reservation of Rights (p. 14).* The "Amount and Frequency of Purchase Payments" and the "Allocation of Net Purchase Payments" sections state that Registrant reserves the right to change current procedures related to purchase payment refusals, DCA Period allocations and premium tax deductions. Please indicate whether contractowners will be notified in advance if Registrant decides to exercise these rights and, if so, how that notice will be provided. This comment also applies to the right to impose a $15 transfer fee which is mentioned under "Permitted Transfers" on page 16.

14. *Variable Accumulation Unit Value (p. 15).* Please consider substituting the word "generally" for "currently" in the 1st paragraph.

15. *Fixed Account Value (p. 15).* Please explain how a contractowner can determine what the Guaranteed Interest Rates are at any given time. Alternatively, add this information to the glossary definition on page 49.

16. *Investment Advisory Services (pp. 15-16).*
a. Introductory Paragraph. In your response letter, please explain to the Staff the circumstances contemplated in the 1st paragraph. Specifically, we are concerned about whether the disclaimer language could relate to investment advice offered by affiliates (or affiliates of affiliates) of Sun Life.

b. 2nd Paragraph. Please reconcile this disclosure and the information provided under "Communicating to Us About Your Contract" on pages 10 and 11. The distinction between registered representatives and investment advisors is not clear enough to tell when the insurance company is deemed to have received contractowner instructions communicated to the insurance company through a third party. For example: Is a registered representative's authority to make certain transactions on behalf of a contractowner dependent on the type of agreement described on pages 10 and 11, or does it require the contractowner to sign the form discussed on page 15? Does one agreement establish their authority as a registered representative and the other as the contractowner's investment advisor?

Explain this distinction in plain English. Revise or supplement the Investment Advisory Services section so the reader understands when communications through a registered representative do and do not "count" as instructions to the insurance company. If the same principles apply to instructions regarding the Build Your Portfolio, DCA, portfolio rebalancing, or systematic withdrawal programs and the SIA Option, please state this explicitly. If they do not, specifically indicate this and describe the procedures that apply to each program that works differently.

17. *Permitted Transfers (p. 16).* The first two paragraphs below the bullet points both state that Registrant may waive certain transfer restrictions. If the references are different, please clarify the distinction. If not, delete one or the other.

18. *Requests For Transfers (pp. 16-17).*
a. "Subject to Availability." Please explain what "subject to availability" means in this context. For valuation purposes, could two contractowners submit transaction orders to their registered representatives at the same time and receive prices valued on different days because electronic transfers were available to one and not the other? If so, what determines availability of this option? If it is not available to all contractowners, please explain why contracts with and without the option

should be offered through the same registration statement. This same comment also applies to the same phrase in the paragraph immediately above the "Short-Term Trading" header on page 17.

b.   *Guarantee Periods*. The prospectus uses the term "Guarantee Periods" twice without any supporting disclosure explaining the meaning of the term or how it applies. If this term is intended to refer to the DCA program period, please refer to it using consistent vocabulary throughout the prospectus. Otherwise delete or clarify the references on pages 17 and 20.

c.   *Right to Deny Electronic or Telephone Transfer Requests*. On what basis may Registrant deny transfer requests made electronically or by phone? Will notice be provided before this right will be exercised? Please clarify.

d.   *Terminology*. Please clarify what the clauses, "[a] transfer request will be effective as of..." and "the transfer request will be effective on ... [x] day" mean. In each case, specifically state that the transaction will be *priced at the accumulation unit value determined at the close of the NYSE* on the day indicated.

19. Short-Term Trading (pp. 17-18).
a.   *2nd Paragraph*. This "Transfer Privilege" section does not mention market timing, so the 2nd sentence is more puzzling than helpful; please delete it. Likewise, the transfer fee mentioned in the 3rd sentence is never described as a short-term trading fee, so that reference is also confusing. Either clarify how the transfer fee relates to short-term trading or delete the sentence.

b.   *Transfer Restrictions*. If Registrant imposes a transfer restriction limiting the contractowner to transfers of 100% of a subaccount, how will that restriction be imposed? For example, if the contractowner requests to transfer less than 100% of the subaccount value, will Registrant transfer 100% or 0%? Please clarify. Also, please indicate whether Registrant will impose the restriction and then notify the contractowner or vice versa.

c.   *Plain English*. Please eliminate the repetitious language about uniform application of the policies in the middle of the last paragraph of this section. *See* Rule 421.

20. Waivers; Reduced Charges ... (p. 18).
a.   *Waived Fees*. Please provide the legal authority that would permit reduced or waived fees other than sales loads, administrative fees, or other charges deducted from premiums.

b.   *Large Contracts.* Please clarify the reference to "large Contracts" in subsection (1). Specifically, reconcile this reference with the disclosure on page 5 stating that purchase payments will not be accepted if account value is $2 million or would exceed that amount as a result of the purchase payment. Under what circumstances could a contractowner purchase a "large Contract" that would qualify for waived or reduced fees? Please explain.

21. Other Programs: Bold Introductory Paragraph (p. 18-19). Please summarize the availability of or restrictions on using these programs in connection with a contract that includes the SIA option. Alternatively, you may cross-reference the disclosure(s) where this is discussed.

22. Asset Allocation (p. 19). Please disclose how to obtain the brochure mentioned in the 3rd paragraph. If it is available on Registrant's website, consider including a "live" URL link to the current brochure for the programs being offered.

23. *Systematic Withdrawal Program (p. 20).* We note that the living benefit narrative on page 28 says that it is the contractowner's responsibility to monitor systematic withdrawals to ensure they do not result in excess withdrawals that reduce or terminate optional benefits. In light of this disclosure, please recharacterize the 2nd to last sentence to clarify that the contractowner may have to adjust or reduce the amount of the systematic withdrawal to comply with the optional benefit limits on allowable withdrawals.

24. *Full Withdrawals (p. 20).* Please explain what "your Account Value at the end of ..." means. Specifically, clarify that the starting Account Value is based on the price determined for each subaccount at the end of the Valuation Period during which Registrant receives the withdrawal request.

25. *Partial Withdrawals (p. 20).* The first sentence of this section is unclear. Please describe the amount paid to the contractowner and the amount deducted from Account Value more clearly. Either the fees and charges are (1) deducted from the amount the contractowner requested (*i.e.*, the contractowner receives less than the requested amount); or (2) deducted from Account Value in addition to the requested withdrawal amount (*i.e.*, Account Value is reduced by more than the requested amount). Explain in plain English which scenario applies.

26. *Time of Payment: 2nd Bullet Point (p. 21).* Please clarify that the SEC determines when purchase payments need not be priced including when an emergency exists and when trading on the NYSE is restricted. *See* Section 22(e) of the 1940 Act, as amended.

27. *Mortality and Expense Risk Charge Credit (pp. 21-22).* The 0.15% credit is only mentioned here. How is it factored into free withdrawal and all of the riders? How does it affect the calculation of earnings, Account Value, Withdrawal Benefit Base, death benefit proceeds or any other contract values? As appropriate, please supplement the existing disclosure to address this credit.

28. *Charge for Optional Benefit: Withdrawal Benefit Base (p. 22).* Please add a cross-reference to the disclosure narrative(s) that describe the Withdrawal Benefit Base adjustments mentioned parenthetically in the middle of the 1st paragraph.

29. *Key Terms (p. 23).*
a. Generally. Please consider inserting a 2 or 3 sentence summary of the "Description of the Living Benefit" section prior to the Key Terms list so the reader has sufficient context to understand the descriptions of each term. Until the reader has a basic understanding of how the option operates, the definitions are not very helpful.

b. Bonus Related Definitions. Currently, the definitions of Bonus, Bonus Base, and Bonus Period are so interrelated that the definitions do not provide a reader with any sense of what these terms really mean. Please revise so the definitions give a practical explanation of each term.

c. Coverage Date. Please state the relevance of the Coverage Date in the Key Terms description. If correct, indicate that until this date the option provides no annual withdrawal benefit if the account value drops to zero.

d. Lifetime Withdrawal Percentage. This definition is inconsistent with the definition of Annual Withdrawal Amount. (The definition of Annual Withdrawal Amount says it is calculated based on the Withdrawal Benefit Base, not the Lifetime Withdrawal Percentage.) Instead of simply identifying Lifetime Withdrawal Percentage as a variable in the calculation of a different value, a more helpful definition would explain what the percentage represents. For example, is it the maximum aggregate amount that can be withdrawn over the life of the riders? What is it based on? Please revise so the definition helps the reader understand the whole feature better.

30. Description of the Living Benefit (p. 24). Please add a short, plain English statement explaining the practical effect of the issue date rules covered by the paragraph just above "**Please Note**."

31. Important Consideration #1 (pp. 24-25).
a. 3rd Bullet Point. Please use bold font or some other means of drawing the reader's attention to the significant risks described in this bullet point.

b. 4th Bullet Point. Please substitute the word "decrease" or "lower" for "affect" or explain why such a change would not be appropriate.

c. 6th Bullet Point. If correct, please identify the withdrawal limitations and restrictions to which the last sub-bullet point refers and provide a cross-reference to the narrative describing them.

32. Important Consideration #3 (p. 25). Please substitute the word "increase" for the word "change" or explain why that would not be appropriate. In responding, consider whether reducing fees in the future is a realistic possibility in light of how the product has been priced.

33. Important Consideration #5 (p. 25). We note that other versions of the same disclosure contain a bullet point indicating that divorce converts joint-life coverage to single-life coverage without a reduction in the option fee. If applicable, please add the missing bullet point or indicate where it appears in the current disclosure. Alternatively, in your response letter, include a representation stating that the missing bullet point does not apply to this product.

34. Important Consideration #7 (p. 25).
a. Before the Coverage Date. Please add a bullet point explaining what happens if the Account Value falls to zero before the Coverage Date. If both the contract and the benefits under the option would terminate without value, please use bold face type or some other method of drawing attention to this information.

b. 2nd Bullet Point. If the Account Value only falls to zero because of negative market performance in addition to contractowner withdrawals, is this statement still true? Please clarify or provide a cross-reference to the narrative disclosure discussing this issue.

c. Related Appendix Examples. We note that Appendix B does not provide examples of fact scenarios in which the contract terminates and the contractowner loses the rider benefits. Please supplement the Appendix with examples showing circumstances in which this may occur.

35. Annual Withdrawal Amount (pp. 25-26).
a. Generally. Please consider beginning this section with a short, practical statement describing the relationship between the Withdrawal Benefit Base "(WBB")" and the Annual Withdrawal Amount (*i.e.*, the greater the WBB, the larger Annual Withdrawal Amount). Unless the reader already understands how the WBB relates to the whole purpose this option, s/he will not understand the importance of the very first sentence or have sufficient context for the specifics that follow.

b. Changes to the Withdrawal Benefit Base. If applicable, identify any exceptions to the last sentence in the 2nd paragraph. In particular, please consider whether an exception applies to transactions that cause Account Value to drop to zero before the next Account Anniversary.

36. Withdrawal Benefit Base: Bonuses (p. 26). Please clarify whether the returned Mortality and Expense Risk Charges described on page 21 are considered bonuses for this purpose. If they affect the Withdrawal Benefit Base calculation, indicate how. Otherwise, revise the section describing those payments to indicate that they do not affect the calculation of optional benefits.

37. Early Withdrawals (p. 27). In plain English, summarize the practical effect of the formula for reducing the Withdrawal Benefit Base.

38. Excess Withdrawals (pp. 27-28). In plain English, please summarize the practical effect of this formula and explain, generally, the difference between reductions based on the Excess Withdrawal formula and reductions based on the Early Withdrawal formula.

39. Cost of Living Benefit (p. 28). In the last sentence above the chart, please substitute "increase" for "change" or explain why this would not be appropriate. Also, clarify the 1st bullet point below the chart. Specifically, explain that the total annual fee (a) is the sum of 4 quarterly charges; and (b) may be much higher than the maximum annual percentage of the average *annual* Withdrawal Benefit Base as a result. The reader should understand that the Maximum Annual Rate is based on the highest quarterly Withdrawal Benefit Base value for that year, not the annual average value. Consequently, the maximum annual rate refers to the *highest* quarterly Withdrawal Benefit Base of the year.

40. Cancellation of the Benefit (p. 28). Please add a cross-reference to the narrative section(s) describing the circumstances in which the living benefit will terminate upon a change of ownership of the Contract. This information is difficult to locate.

41. Death of Participant: Single-Life Coverage (pp. 28-29). The impact of the 2nd sentence is unclear. Does this mean that the surviving spouse may not be allowed to continue the living benefit option that the deceased spouse had elected under the contract? Please explain this provision more fully or cross-reference related disclosure that clarifies these issues.

42. Annuitization Under the Living Benefits (p. 29). It is unclear how the paragraph directly below the bullet points applies. How does Registrant determine that Account Value dropped to zero based on a combination of poor performance and Early or Excess Withdrawals? How bad must performance be to conclude that poor performance was a factor in causing the zero Account Balance? How is the Annual Withdrawal Amount calculated and as of what date? What happens if the zero balance is caused by deduction of charges following an Early or Excess Withdrawal during a time of poor performance? What is "poor" performance? Does it have to be negative or just declining relative to some prior point in time? Please add disclosure explaining the application of this passage.

43. Designated Funds: Change in Fund Status (pp. 30-31).
a. DCA Program. Please clarify how participation transfers from the DCA Account are treated if a Fund was a Designated Fund when the contractowner selected the DCA Program funds but loses Designated Fund status before the full 6 or 12-month DCA Program runs. Does the contractowner have to provide new allocation instructions for the remaining DCA payments or are those transfers treated like automatic portfolio rebalancing instead? Explain.

b. Living Benefit Step-Ups. In the 2nd to last sentence in this section, please substitute "will" for the word "may" in the phrase "may have to transfer into a current Designated Fund before a step-up can occur." Alternatively, clarify the circumstances in which the contractowner would be entitled to a step-up without making a transfer.

44. Build Your Own Portfolio (p. 31). Please add a sentence to the 3rd paragraph explaining how DCA program transfers are treated when a fund within the portfolio closes or affirmatively state that a contractowner cannot participate in a DCA program and the Build Your Own Portfolio option at the same time.

45. Death Benefit: Introductory Paragraph (p. 31). In the 2nd sentence, please substitute the word "will" for "may" or make clear that the rest of the sentence describes the *only* applicable exception.

46. The Death Benefit (pp. 31-32). The cross-referenced section under paragraph (3) does not explain the equation adequately. Please clarify how the equation works when there have been multiple purchase payments and multiple withdrawals. Do you apply the equation separately for each purchase payment and then total the results? If not, which withdrawal does "Account Value after [or before] Withdrawal" refer to?

47. Spousal Continuance (p. 32). The living benefit seems to be treated differently under the Spousal Continuance provision and the "Death of a Participant" provisions on pages 28 and 29. The overlap is confusing. Please provide simple, plain English disclosure describing when a surviving spouse's right to continue living benefits is governed by the "Death of a Participant" provisions and when it will be governed by the Spousal Continuation provision. Is there ever a situation in which both could apply and provide different results? If so, explain.

48. Calculating the Death Benefit (p. 32).
a. Partial Withdrawals. The impact of partial withdrawals is confusing because the disclosure does not indicate whether the death benefit is recalculated after each withdrawal. If so, please state. If not, please explain how "the death benefit amount immediately before the withdrawal" is calculated when the withdrawal in question is the last in a series of withdrawals. Likewise, please explain how the death benefit calculation is affected by each purchase payment.

b. Fixed Account Value (last sentence, 2nd paragraph). If a portion is invested in a DCA account, clarify how such a transfer would affect a surviving spouse continuing a contract with living benefits. What happens when transferring to the Money Market Sub-Account is not permitted under the terms of the living benefit? Would the living benefit terminate because the Money Market Sub-Account is not a Designated Fund? If it is a permitted investment because the Build Your Own Portfolio option applies, what happens if the transfer still violates the allocation percentage requirements? Does the living benefit terminate in that situation? Please explain.

49. Method of Paying Death Benefit (p. 32). Please revise the last sentence of the 2nd paragraph so it specifically refers to the Investment Company Act of 1940, as amended, to make this section consistent with the "Payment of Death Benefit" section that follows. The current language could be read to imply that distribution is determined by state law. Also, please clarify that the death benefit proceeds will remain invested in the variable account options until paid. Separately, confirm to the Staff that the deferral provision will be administered consistent with the staff positions articulated in Comments 14 and 18 of Industry Comment Letters dated February 8, 1988 and November 12, 1993, respectively.

50. Annuity Option B: Assumed Interest Rate (p. 34). Please identify the variable annuity assumed interest rate as 3% the first time it is mentioned.

51. Selection of Annuity Option (pp. 34-35). This product does not offer fixed account options other than the DCA accounts. In light of this, please amend the 2nd paragraph as appropriate.

52. *Variable Annuity Payments (p. 35).* The parenthetical reference to "exchange of annuity units" is confusing. Please refer to transfers between Subaccounts using consistent terminology throughout the prospectus. Accordingly, substitute the term "transfer" for "exchange" as appropriate. This comment also applies to the "Exchange of Variable Annuity Units" section at the bottom of the page.

53. *Annuity Payment Rates (p. 36).* The term "Annuity Payment Rates" does not appear in the glossary. Please define it.

54. *Voting of Fund Shares: Final Paragraph (p. 37).* Please rewrite the second half of the last paragraph in plain English beginning at the sentence that starts, "Prior to the Annuity Commencement Date... ." Rule 421.

55. *Substitution of Securities (p. 38).* Please restate the phrase "we may make appropriate endorsement" using plain English so it is clear that notice will be provided via a supplement to the prospectus. This comment applies everyplace this phrase appears.

56. *Splitting Units (p. 38).* Please qualify the first sentence to indicate that these changes must comply with Federal Securities Laws.

57. *Modification (p. 38-39).*
a. *"if such modification is...".* Following this language in the 1st sentence, please insert the phrase "is consistent with federal securities laws and regulations and."

b. *"provided that such modification applies...".* Please revise the 1st sentence of the 2nd paragraph to indicate that any changes to these charges will not exceed the maximum fees stated in the fee table. Registrant may not impose changes above the maximum fee table figures without filing a new registration statement as the Staff views such changes as outside of the scope of the security created by this registration statement.

58. *Right to Return (p. 39).* In your response letter, please represent that all material provisions of the contract are described in full in the prospectus.

59. *Impact of Optional Living Benefits: Qualified Contracts (pp. 43-44).* Please rewrite this entire section in plain English. Large sections of the disclosure are unintelligible.

60. *Distribution of the Contract (pp. 45-46).* As this is a new registration statement, please clarify the "Contracts" to which the last sentence of this section refers.

61. *Available Information (p. 46).* Given that a registration statement filed on Form N-4 is both a '33 Act and a '40 Act filing, please identify the '33 Act required information that the 2nd sentence says the prospectus does not contain and explain to the Staff why it is not included here.

62. *State Regulation (pp. 46-47).* In the 3rd paragraph, please explain how this disclosure could affect the insurance company's obligation to pay benefits under the living benefit option.

63. *Legal Proceedings (p. 47).* The Item 13 disclosure requirement also applies to legal proceedings that may have a material impact on the Registrant's principal underwriter and depositor as well. Please revise the disclosure to respond fully to this requirement.

64. *Other Required Disclosure, Exhibits, and Representations.*
    Please confirm to the Staff that the financial statements for the depositor and any guarantor will be filed with the pre-effective amendment. Indicate the applicable accounting method as well. In

addition, please be reminded that for all powers of attorney upon which Registrant may wish to rely for future amendments to this filing, those powers of attorney must "relate to a specific filing" as required by Rule 483(b) under the 1933 Act. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

    If you have any questions, you may call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

                                    Sincerely,

                                    Rebecca A. Marquigny
                                    Senior Counsel
                                    Office of Insurance Products